April 13, 2006

Current Technology Reports Commencement of Intercoiffure Initiative

The following was issued today by Robert Kramer, Director, Current Technology Corporation :

Current Technology Corporation (the "Company") reports market test and evaluation of its proprietary ETG (ElectroTrichoGenesis) Mark 1 has commenced under the direction of internationally recognized hair stylist Mr. Alain Divert at a premier salon located in the heart of Paris, France. Mr. Divert is President of the France and Mediterranean Region of I.C.D. (L'Association Internationale des Maitres Coiffeurs de Dames), operating under the trade name Intercoiffure Mondial. Headquartered in Paris, Intercoiffure Mondial ( http://www.intercoiffure.net ) has 2,300 members representing more than 8000 salons in 42 countries. Members represent the highest quality in hairdressing worldwide.

"While in Paris for the introduction, I met with Laurent Batas, Managing Director of Intercoiffure Mondial," states CEO Robert Kramer. "Mr. Batas has agreed that upon successful completion of the market test and evaluation, ETG will be officially introduced to Intercoiffure members worldwide. This significant initiative will provide us the opportunity to do business with up to 8000 salons in over 40 countries."

On another topic, the Company has issued 4,200,000 restricted units for total proceeds of $525,000 (all funds USD). Each unit consists of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one additional share at $0.25 up to and including September 21, 2010 (3,000,000 units) and March 3, 2011 (1,200,000 units). The Company may accelerate the expiration date of the warrants if the average closing price equals or exceeds $0.50 for 20 consecutive days. Under such circumstances, the warrants must be exercised within 21 days.

ABOUT CURRENT TECHNOLOGY CORPORATION

Current Technology Corporation remains committed to developing its non-invasive pulsed electro-stimulation technology. This technology has enabled the company to develop two separate and distinct products emanating from the TrichoGenesis platform, thus far, that offer help for those concerned with their hair: ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG). Current Technology holds patents throughout the world and has spent over US $15 million in research and development of its TrichoGenesis platform and systems. The patents encompass the technology, methodology and design of the Company's products.

For further information, please contact:

CORPORATE:
Robert Kramer
Current Technology Corporation
1-800-661-4247
604-684-2727

rkramer@current-technology.com

INVESTOR RELATIONS:
Richard Hannon
Polestar Communications
1-866-858-4100